FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549


              REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
               15d-16 under the securities exchange act of 1934

                        For the month of September 2003

                         KERZNER INTERNATIONAL LIMITED
                (Translation of Registrant's Name into English)

                  Coral Towers, Paradise Island, The Bahamas
                    (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F        X                   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes _____                            No      X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

                              82-________________

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

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Kerzner International Limited ("Kerzner") has entered into an agreement with a commercial entity that provides for Kerzner to participate in the development of a new project in the greater London area (the "Project"). The Project is planned to include retail, entertainment and leisure components and is expected to include a casino and hotel. Kerzner's role in the Project would consist of a first phase to develop and operate a large scale casino and a second phase to develop and operate a new hotel. Subject to any changes in the expected scope of the Project related to United Kingdom gaming laws or other factors, Kerzner estimates that its portion of the Project would cost in the range of $350 million, and that a majority of this cost is expected to be financed on a non-recourse project basis.

Kerzner made an initial payment of (pounds sterling)2.5 million upon execution of the agreement as partial consideration for the transaction. This payment may be refundable in whole or in part if certain conditions, including the adoption of new United Kingdom gaming regulations, are not satisfied.

This transaction is subject to numerous conditions, including the enactment of appropriate gaming legislation in the United Kingdom that would allow for the proposed casino, the granting of applicable gaming board, licensing, planning and council permissions under local laws and agreement between the parties on various aspects of the design and construction of the Project.

If the Project goes forward, construction of the casino is expected to commence as soon as practicable after the passage of appropriate gaming legislation and the receipt of local approvals, while the development of the hotel is expected to commence after the construction of the casino is completed.


                          Forward-Looking Statements

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner's public filings with the Securities and Exchange Commission.



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                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  September 22, 2003              KERZNER INTERNATIONAL LIMITED

                                       By:         /s/ John R. Allison
                                       Name:       John R. Allison
                                       Title:      Executive Vice President &
                                                   Chief Financial Officer















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